EXHIBIT 2

Form 51-102F1

Annual Management Discussion and Analysis

For

Pacific North West Capital Corp.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the year ended April 30, 2006 and should be read in conjunction with the financial statements for the year ended April 30, 2006 and related notes. The date of this Management’s discussion and analysis is July 7, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp. is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2006	2005	2004
Total Revenues	$264,895	$468,730	$380,952
General and administrative expenses	1,413,531	1,893,818	1,473,225
Mineral property cash costs incurred	2,317,567	3,121,092	1,899,117
Mineral property cash costs recovered	(1,233,212)	(2,180,484)	(1,585,714)
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,413,531) (0.04)	(1,893,818) (0.06)	(1,473,225) (0.06)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,344,822) (0.04)	(1,894,297) (0.06)	(1,276,008) (0.05)
Totals Assets	5,681,742	6,070,616	7,202,319
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2006	2006	2005	2005	2005	2005	2004	2004
Total revenues	$69,122	$64,088	$82,239	$49,446	$211,651	$96,644	$110,944	$49,491
Net loss	448,228	370,747	210,839	315,008	805,495	532,268	297,395	259,139
Net loss per share	0.01	0.01	0.01	0.01	0.03	0.01	0.01	0.01
Total assets	5,681,742	6,339,675	6,509,615	6,688,929	6,070,616	6,508,816	6,802,520	7,015,719

Results of operations

The year ended April 30, 2006 resulted in a net loss of $1,344,822 which compares with a loss of $1,894,297 for the same period in 2006. The loss for 2006 has been reduced by $387,649 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $387,649 has been recorded as a future income tax recovery, the Company will probably never realize this benefit.  General and administrative expenses for the year ended April 30, 2006 were $1,413,531 a decrease of $480,287 over the same period in 2005. The aggregate stock-based compensation of $204,879 was recorded as compared to $582,434 in the previous year.  The stock-based compensation is broken down on the income statement according to the applicable expense category.  Interest and bank charges increased by $35,015 as the Company settled a dispute with the Canada Revenue Agency over the treatment of flow-through expenditures.  Mineral property costs of $416,766 were written off as the Agnew Lake  and ProAm projects were terminated.  All other general and administrative costs were relatively the same compared to the previous year. A foreign exchange loss of $167,069 was reported as the Company had approximately $1,000,000 in US funds for which the exchange rate was detrimental during the year. Project management fees of $140,474 were earned during the year as compared to $317,329 in the previous year.  This decrease in management fees was the result of the termination of the Union Bay Joint Venture and the Agnew Lake Farm-in agreement. Interest income was $115,571, an increase of $3,148 over the same period in 2005 as the interest rate on deposits increased even though the Company had less funds on deposit.

During the year ended April 30, 2006, the Company incurred mineral property cash costs of $2,317,567 with $1,233,212 being funded by joint venture partners. A exploration program on the mineral property option agreement with Falconbridge in the Timmins area of Ontario cost $964,358 for cumulative expenditures of $1,621,461.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $194,637 for the period ended April 30, 2006, a decrease of $45,801 over the same period in 2005.

Liquidity and capital resources

At April 30, 2006, the Company’s working capital, defined as current assets less current liabilities, was $3,333,963 compared with working capital of $4,518,026 at April 30, 2005.  Flow-through funds of $140,359 must be spent before Dec. 31, 2006 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the year, the Company issued 2,956,000 flow-through shares for gross proceeds of $1,136,800 and 200,000 performance shares for proceeds of $2,000 with a fair value of $70,250.  A further 139,048 shares were issued for mineral properties at a value of $113,800.

The Company has a portfolio of investments with a book value of $115,772 and a market value of $373,474 as at April 30, 2006. The main investments consist of 485,688 shares of Freegold Ventures Limited and 196,600 shares of CanAlaska Ventures Ltd. which both have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 35,112,452 shares at April 30, 2006.

Contractual commitments

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

The Company is committed under an operating lease with a Company controlled by Harry Barr for its office premises with the following  minimum basic lease payments to the expiration of the lease on June 30, 2010.  The Company is also responsible for its proportionate share of property taxes and operating costs. See “related party transactions” for details.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in note 4 of the April 30, 2006 financial statements.

Year ended April 30,	2007	2008	2009	2010	2011	Thereafter

Management agreement	$90,040	94,546	99,273	104,233	$62,538	-
Office lease	$32,760	32,760	32,760	32,760	$5,460	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the year ended April 30, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

Financial Instruments and Other Instruments

Pacific North West Capital Corp.’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash – flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2006, there were 35,112,452 outstanding common shares compared to 31,817,404 outstanding shares at April 30, 2005.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below.

A summary of the Company’s options at 30 April 2006 and the changes for the year are as follows:

Number outstanding 30 April 2005	Granted	Exercised	Expired/ Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date

214,000	-	-	(214,000)	-	$0.60	15 December 2005
40,000	-	-	(40,000)	-	$0.80	18 March 2006
200,000	-	-	-	200,000	$0.60	21 December 2006
90,000	-	-	-	90,000	$1.00	10 February 2007
150,000	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	795,000	$0.60	31 December 2007
585,000	-		-	585,000	$0.76	10 September 2008
1,980,000	-	-	(145,000)	1,835,000	$0.60 $0.70	5 November 2007 5 November 2009
419,500	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	380,000	$0.60	3 May 2010
-	100,000		-	100,000	$0.40	13 July 2010
-	350,000		-	350,000	$0.40	3 February 2011
-	440,000		-	440,000	$0.40	19 April 2011
4,853,500	890,000	-	(399,000)	5,344,500

During the year ended April 30, 2006, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.  To date, 350,000 performance shares have been issued at $0.01 per share.

Related party transactions

During the year ended April 30, 2006, the below related parties were paid the following: A total of $92,026 was paid to a Company controlled by Harry Barr, a Director and President of the Company for management services; pursuant to an office lease agreement dated July 1, 2005, a total of $53,746 was paid to a Company controlled by Harry Barr for office rent; a total of $30,648 was paid to a Company controlled by Taryn Downing, the Corporate Secretary of the Company for consulting services; a total of $38,970 was paid to a Company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services;  a total of $45,300 was paid to a Company controlled by Peter Dasler, the Vice-President of Business Development of the Company for engineering and consulting fees;  a total of $50,500 was paid to a Company controlled by John Londry, the Vice-President of Exploration of the Company for engineering and consulting services; and $36,450 in wages to Jag Sandhu, the Vice-President, Corporate Finance.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $16,000 was paid to directors.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

Pacific North West Capital Corp currently has one joint venture agreement in which other companies are earning an interest in the Company’s projects by carrying all costs and making significant exploration expenditures.  The Company ended April 30, 2006 with a strong cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Pacific North West Capital Corp. has approved the disclosure contained in this annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.